Exhibit 99.3

EXETER RESOURCE CORPORATION

Computershare

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form (“VIF”) - Special Meeting to be held on Thursday, March 11, 2010

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by Management, as proxyholder of the registered holder, in accordance with your instructions.

2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3. If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting or any adjournment or postponement thereof, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).

4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by Management to you.

6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting. If no choice has been specified or if both choices have been specified, the proxy will be voted FOR each of the motions described herein.

7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the meeting or any adjournment or postponement thereof.

8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.

9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.

10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.

12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

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VIFs submitted must be received by 3:00 P.M. (Pacific Time), on Tuesday, March 9, 2010.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone To Vote Using the Internet

• Call the number listed BELOW from a touch tone • Go to the following web site: telephone. www.investorvote.com

1-866-734-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointee(s)

Management Appointees are: Louis Montpellier, a Director of the Company, or failing him, **Douglas Scheving, a Director of the Company,** or failing him, **Cecil Bond, the Chief Financial Officer of the Company,**

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Special Meeting of shareholders of **Exeter Resource Corporation** to be held at the offices of Exeter Resource Corporation at AXA Place, Suite 1260, 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2, on March 11, 2010 at 3:00 P.M. (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Arrangement Resolution** To approve by Special Resolution, the full text of which is set out in Schedule "A" to the Information Circular, an arrangement under section 288 of the *Business Corporations Act* (British Columbia) among the Company, its shareholders and Extorre Gold Mines Limited.	☐	☐
2. **Amendment of Exeter Stock Option Plan** To approve certain amendments to the Company's Stock Option Plan dated January 21, 2004, as amended.	☐	☐
3. **Adoption of Extorre Gold Mines Limited Stock Option Plan** To approve a stock option plan for Extorre Gold Mines Limited.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

082883 AR0 EXAQ